Exhibit 99.1

1049 Camino Dos Rios Thousand Oaks, CA 91360-2362

NEWSRELEASE
TELEDYNE TECHNOLOGIES REPORTS
FIRST QUARTER RESULTS

THOUSAND OAKS, Calif. – April 28, 2021 – Teledyne Technologies Incorporated (NYSE:TDY)

•Record first quarter sales of $805.7 million
•Record first quarter GAAP diluted earnings per share of $2.23
•First quarter adjusted diluted earnings per share of $3.02 increased 39.2% and excluded pretax charges of $39.0 million ($0.79 per share) related to the pending acquisition of FLIR Systems, Inc., compared to prior outlook of $2.55 to $2.60, which also excluded FLIR
•Record first quarter GAAP operating margin of 16.8% and adjusted operating margin of 17.5%, excluding pretax charges of $5.9 million related to the FLIR acquisition
•Record first quarter cash flow from operations
•Raising full year 2021 adjusted earnings outlook to $12.00 to $12.20 per share, which excludes charges and income related to FLIR, compared to the prior outlook of $11.25 to $11.45, which also excluded FLIR
•Expect to complete the acquisition of FLIR on May 14, 2021

Teledyne today reported first quarter 2021 net sales of $805.7 million, compared with net sales of $784.6 million for the first quarter of 2020, an increase of 2.7%. Net income was $84.7 million ($2.23 diluted earnings per share) for the first quarter of 2021, compared with $82.2 million ($2.17 diluted earnings per share) for the first quarter of 2020, an increase of 3.0%. In connection with the pending acquisition of FLIR Systems, Inc. (“FLIR”), Teledyne incurred pretax charges of $39.0 million in the first quarter of 2021 which included $33.1 million in interest and debt expense related to obtaining permanent financing for the pending acquisition and $5.9 million in corporate expense for related transaction costs. Excluding these charges adjusted net income for the first quarter of 2021 was $114.9 ($3.02 per share). The first quarter of 2021 included $1.0 million in severance and facility consolidation costs, compared with $10.4 million in severance, facility consolidation, acquisition and certain changes in contract cost estimates for the first quarter of 2020. Operating margin was 16.8% for the first quarter of 2021, compared with 13.3% for the first quarter of 2020. Excluding the expenses related to the FLIR acquisition, adjusted operating margin for the first quarter of 2021 was 17.5%. The first quarter of 2021 reflected net discrete income tax benefits of $6.3 million compared with net discrete income tax benefits of $4.2 million for the first quarter of 2020.

“We began 2021 with the best first quarter sales, earnings, operating margin and cash flow in the company’s history,” said Robert Mehrabian, Executive Chairman. “Furthermore, we achieved these GAAP results despite incurring significant expenses related to the pending acquisition of FLIR. Excluding expenses related to FLIR, adjusted diluted earnings per share increased 39.2% compared with last year, primarily by maintaining the lower cost structure achieved in 2020 through reductions in force and initiatives directed toward improved margins. Sales increased in nearly every major business category except commercial aerospace. In addition, operating margin increased significantly in every business segment. I am very pleased with the breadth of our performance across both our commercial and government businesses. I remain especially excited about Teledyne’s future, both individually and even more so when combined with FLIR. Regarding the pending acquisition, our respective stockholder votes are scheduled for May 13. Pending stockholder approval and satisfaction of other closing conditions, we expect to complete the transaction the following morning.”
Review of Operations
Comparisons are with the first quarter of 2020, unless noted otherwise.
Instrumentation
The Instrumentation segment’s first quarter 2021 net sales were $286.5 million, compared with $285.1 million, an increase of 0.5%. Operating income was $59.4 million for the first quarter of 2021, compared with $50.8 million, an increase of 16.9%.
The first quarter 2021 net sales increase resulted from higher sales of environmental instrumentation and test and measurement instrumentation, mostly offset by lower sales of marine instrumentation. Sales of environmental instrumentation and test and measurement instrumentation increased $5.5 million and $3.2 million, respectively. Sales of marine instrumentation decreased $7.3 million. The increase in operating income reflected improved margins across most product categories resulting from ongoing margin improvement initiatives.
Digital Imaging
The Digital Imaging segment’s first quarter 2021 net sales were $263.3 million, compared with $246.7 million, an increase of 6.7%. Operating income was $52.0 million for the first quarter of 2021, compared with $43.8 million, an increase of 18.7%.
The first quarter 2021 net sales primarily reflected greater sales of industrial and scientific sensors and cameras, detectors for space imaging applications, as well as geospatial imaging systems. The increase in operating income in the first quarter of 2021 reflected the increase in sales as well as improved margins across most product categories.
Aerospace and Defense Electronics
The Aerospace and Defense Electronics segment’s first quarter 2021 net sales were $151.2 million, compared with $156.3 million, a decrease of 3.3%. Operating income was $28.3 million for the first quarter of 2021, compared with $13.4 million, an increase of 111.2%.
The first quarter 2021 net sales reflected $10.7 million of lower sales for aerospace electronics, partially offset by higher sales of $5.6 million for defense and space electronics. The continued weakness in the commercial aerospace industry has negatively affected sales of aerospace electronics. Operating income in the first quarter of 2021 reflected the impact of a lower cost structure due to actions taken in 2020, lower severance, facility consolidation and lower research and development costs. Operating income in the first quarter of 2021 included $0.2 million in severance and facility consolidation costs, compared with $8.2 million in severance, facility consolidation and certain changes in contract cost estimates for the first quarter of 2020. Research and development expense was lower by $4.7 million in the first quarter of 2021, and primarily reflected lower spending for aerospace electronics.

Engineered Systems
The Engineered Systems segment’s first quarter 2021 net sales were $104.7 million compared with $96.5 million, an increase of 8.5%. Operating income was $14.9 million for the first quarter of 2021, compared with $11.4 million, an increase of 30.7%.
The first quarter 2021 net sales primarily reflected higher sales of $8.7 million of engineered products and $0.3 million for turbine engines, partially offset by lower sales of $0.8 million of energy systems. The higher sales primarily reflected increased sales from defense and other manufacturing programs, as well as electronic manufacturing services products. The increase in operating income in the first quarter of 2021 reflected the impact of higher sales and a greater mix of higher margin fixed-price manufacturing programs.
Additional Financial Information
Cash Flow
Cash provided by operating activities was $124.9 million for the first quarter of 2021, compared with $76.4 million. The higher cash flow from operating activities for the first quarter of 2021 reflected improved working capital management, which included a focus on inventory reduction initiatives, partially offset by higher income tax payments and after tax payments of $2.8 million for expenses related to the pending FLIR acquisition. At April 4, 2021, net debt was $9.1 million and comprised of cash and cash equivalents of $3,234.2 million and total debt of $3,243.3 million. At January 3, 2021, net debt was $105.4 million and comprised of cash and cash equivalents of $673.1 million and total debt of $778.5. The higher cash and cash equivalents balance at April 4, 2021, included the proceeds of debt incurred to partially fund the pending acquisition of FLIR, described below. The company received $10.8 million from the exercise of stock options in the first quarter of 2021 compared with $10.2 million. Capital expenditures for the first quarter of 2021 were $17.6 million compared with $20.2 million. Depreciation and amortization expense for both the first quarter of 2021 and 2020 was $29.3 million.

Free Cash Flow (a)	First Quarter
(in millions, brackets indicate use of funds)	2021	2020
Cash provided by operating activities	$124.9	$76.4
Capital expenditures for property, plant and equipment	(17.6)	(20.2)
Free cash flow	107.3	56.2
FLIR related transaction cash payments, net of tax	2.8	—
Adjusted free cash flow	$110.1	$56.2
(a) The company defines free cash flow as cash provided by operating activities (a measure prescribed by generally accepted accounting principles) less capital expenditures for property, plant and equipment. Adjusted free cash flow eliminates the impact of cash paid for transaction related expenses for the pending FLIR acquisition on a net of tax basis. The company believes that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company’s ability to generate cash flow.

Pending FLIR acquisition and debt activities
Teledyne and FLIR have entered into a definitive agreement under which Teledyne will acquire FLIR in a cash and stock transaction valued at approximately $8.0 billion. Under the terms of the agreement, FLIR stockholders will receive $28.00 per share in cash and 0.0718 shares of Teledyne common stock for each FLIR share, which implied a total purchase price of $56.00 per FLIR share based on Teledyne’s 5-day volume weighted average price as of December 31, 2020. The transaction is expected to close on May 13, 2021, subject to the receipt of required remaining regulatory approvals, including approvals of Teledyne and FLIR stockholders and other customary closing conditions. In the quarter, Teledyne completed various financing activities related to the pending acquisition of FLIR and incurred related interest expense totaling $33.1 million. These activities included entering into a $4.5 billion short term stand-by bridge facility on January 4, 2021, as required by the definitive agreement, resulting in interest expense of $17.2 million. In addition, on March 17, 2021, Teledyne called $493.3 million of existing fixed rate senior notes and incurred debt extinguishment expenses of $13.4 million. On March 22, 2021, Teledyne completed all permanent financing for the pending acquisition of FLIR. The permanent financing consists of $3.0 billion investment-grade bonds (the “Notes”), including $300.0 million aggregate principal amount of 0.65% Notes due 2023, $450.0 million aggregate principal amount of 0.95% Notes due 2024, $450.0 million aggregate principal amount of 1.60% Notes due 2026, $700.0 million aggregate principal amount of 2.25% Notes due 2028 and $1.1 billion aggregate principal amount of 2.75% Notes due 2031. Given the permanent financing, together with certain continuing debt, Teledyne expects its weighted average borrowing cost to be less than two percent upon closing the acquisition. The interest expense incurred in the quarter associated with the $3.0 billion Notes offering related to the pending FLIR acquisition totaled $2.5 million. Previously on March 4, 2021, Teledyne entered into a $1.0 billion Term Loan Credit Agreement and Amended and Restated Credit Agreement with capacity of $1.15 billion both maturing on March 4, 2026. As a result of the completion of the permanent debt financing, on March 22, 2021 Teledyne terminated the $4.5 billion stand-by bridge facility. Teledyne intends to use the proceeds from the Notes together with the proceeds from the $1.0 billion term loan and cash on hand to pay the cash portion of the consideration for the FLIR acquisition and refinance certain existing debt.
At April 4, 2021, total debt was $3,243.3 million, compared with total debt of $778.5 million at January 3, 2021. The debt balance at April 4, 2021, includes the debt incurred to fund the cash portion of the consideration for the FLIR acquisition. At April 4, 2021, $125.0 million was outstanding under the $750.0 million credit facility with available borrowing capacity under the facility, which is reduced by borrowings and certain outstanding letters of credit, of $616.0 million.
Income Taxes
The effective tax rate for the first quarter of 2021 was 16.4% compared with 18.6%. The first quarter of 2021 reflected net discrete income tax benefits of $6.3 million, which included a $4.8 million income tax benefit related to share-based accounting. The first quarter of 2020 reflected net discrete income tax benefits of $4.2 million which included $4.7 million in income tax benefit related to share-based accounting. Excluding the net discrete income tax benefits in both periods, the effective tax rates would have been 22.6% for the first quarter of 2021 compared with 22.8%.
Other
Stock option expense was $4.2 million for the first quarter of 2021 compared with $7.4 million. Stock option expense for fiscal year 2021 is currently expected to be $20.8 million based on current options outstanding and stock options expected to be granted in the third quarter of 2021, compared with $24.7 million for fiscal year 2020. The decrease in stock option expense in the first quarter of 2021, reflects the absence of stock option grants in the first quarter of 2021. Non-service retirement benefit income was $2.8 million for the first quarter of 2021, compared with $2.5 million. Interest expense, net of interest income, increased to $35.7 million for the first quarter of 2021 compared with $4.1 million. The higher 2021 amount included $33.1 million in interest and debt expense in connection with the pending FLIR acquisition. Corporate expense increased to $19.4 million for the first quarter of 2021, compared with $15.4 million. The higher 2021 amount included $5.9 million of transaction costs related to the pending FLIR acquisition.
Outlook
Based on its current outlook, the company’s management believes that second quarter 2021 adjusted diluted earnings per share will be in the range of $2.85 to $2.95 and full year 2021 adjusted diluted earnings per share will be in the range of $12.00 to $12.20. This outlook does not reflect the pending acquisition of FLIR and related transaction and financing costs, which cannot be estimated at this time, but are expected to be significant, and the issuance of Teledyne common stock in the transaction as contemplated by the definitive merger agreement. The total year 2021 adjusted diluted earnings per share outlook is an increase from the prior outlook of $11.25 to $11.45. The company’s annual expected tax rate for 2021 is 22.6%, before discrete tax items. In addition, we currently expect less discrete tax items in 2021 compared with 2020.

Use of Non-GAAP Financial Measures
We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”). We supplement the reporting of our financial results determined under GAAP with certain non-GAAP financial measures. The non-GAAP financial measures presented provides management, analysts, and investors with additional useful information in evaluating the performance of the company. The non-GAAP financial measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Further details on reasons that we use non-GAAP financial measures, a reconciliation of these measures to the most directly comparable GAAP measures, and other information relating to these measures are included following our GAAP financial statements.
Forward-Looking Statements Cautionary Notice
This earnings release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances.
The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR and related financing, the anticipated timing and scope of the proposed transaction, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “will” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future.
Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the Merger Agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; dilution related to the issuance of Teledyne stock in the acquisition to the holders of FLIR stock, which will result in Teledyne stockholders having lower ownership and voting interests in Teledyne than they currently have and exercising less influence over management; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; operating results of FLIR being lower than anticipated; disruptions in the global economy; the spread of the COVID-19 virus resulting in production, supply, contractual and other disruptions, including facility closures and furloughs and travel restrictions; customer and supplier bankruptcies; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures or changes to U.S. and foreign government spending and budget priorities triggered by the COVID-19 pandemic; impacts from the United Kingdom’s exit from the European Union; uncertainties related to the policies of the new U.S. Presidential Administration; the imposition and expansion of, and responses to, trade sanctions and tariffs; escalating economic and diplomatic tension between China and the United States; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could further negatively affect our businesses that supply the oil and gas industry. Continued weakness in the commercial aerospace industry will negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the company’s pension assets.
Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the company participates.
Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended January 3, 2021, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are on file with the SEC and available in the “Investors” section of Teledyne’s website, teledyne.com, under the heading “Investor Information” and in other documents Teledyne files with the SEC, and in FLIR’s Annual Report on Form 10-K for the year ended December 31, 2020, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are on file with the SEC and available on the “Investor Relations” page of FLIR’s website, flir.com, under the heading “Filings and Financials” and in other documents FLIR files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Teledyne nor FLIR assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Additional Information and Where to Find It
In connection with the proposed transaction between Teledyne Technologies Incorporated (“Teledyne”) and FLIR, Teledyne has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended by Amendment No. 1, that includes a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The Registration Statement on Form S-4 became effective on April 12, 2021. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202.

Participants in the Solicitation
Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its 2020 Annual Meeting, which was filed with the SEC on March 10, 2020, its Annual Report on Form 10-K for the year ended January 3, 2021, which was filed with the SEC on February 25, 2021, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.
A live webcast of Teledyne’s first quarter earnings conference call will be held at 11:00 a.m. (Eastern) on Wednesday, April 28, 2021. To access the call, go to www.teledyne.com/investors/events-and-presentations approximately ten minutes before the scheduled start time. A replay will also be available for one month starting at 12:00 p.m. (Eastern) on Wednesday, April 28, 2021.

Contact:	Jason VanWees
(805) 373-4542

TELEDYNE TECHNOLOGIES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED
APRIL 4, 2021 AND MARCH 29, 2020
(Unaudited - in millions, except per share amounts)

	First Quarter	First Quarter
	2021	2020
Net sales	$805.7	$784.6
Costs and expenses:
Costs of sales	492.5	492.6
Selling, general and administrative expenses	178.0	188.0
Total costs and expenses	670.5	680.6
Operating income	135.2	104.0
Interest and debt expense, net	(35.7)	(4.1)
Non-service retirement benefit income	2.8	2.5
Other expense, net	(1.0)	(1.4)
Income before income taxes	101.3	101.0
Provision for income taxes	16.6	18.8
Net income	$84.7	$82.2

Diluted earnings per common share	$2.23	$2.17

Weighted average diluted common shares outstanding	38.0	37.8

TELEDYNE TECHNOLOGIES INCORPORATED
SUMMARY OF SEGMENT NET SALES AND OPERATING INCOME
FOR THE THREE MONTHS ENDED
APRIL 4, 2021 AND MARCH 29, 2020
(Unaudited - in millions)

	First Quarter	First Quarter	% Change
	2021	2020
Net sales:
Instrumentation	$286.5	$285.1	0.5%
Digital Imaging	263.3	246.7	6.7%
Aerospace and Defense Electronics	151.2	156.3	(3.3)%
Engineered Systems	104.7	96.5	8.5%
Total net sales	$805.7	$784.6	2.7%
Operating income:
Instrumentation	$59.4	$50.8	16.9%
Digital Imaging	52.0	43.8	18.7%
Aerospace and Defense Electronics	28.3	13.4	111.2%
Engineered Systems	14.9	11.4	30.7%
Corporate expense	(19.4)	(15.4)	26.0%
Operating income	135.2	104.0	30.0%
Interest and debt expense, net	(35.7)	(4.1)	770.7%
Non-service retirement benefit income	2.8	2.5	12.0%
Other expense, net	(1.0)	(1.4)	(28.6)%
Income before income taxes	101.3	101.0	0.3%
Provision for income taxes	16.6	18.8	(11.7)%
Net income	$84.7	$82.2	3.0%

TELEDYNE TECHNOLOGIES INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited – in millions)

	April 4, 2021	January 3, 2021
ASSETS
Cash and cash equivalents	$3,234.2	$673.1
Accounts receivable, net	639.2	624.1
Inventories, net	328.0	347.3
Prepaid expenses and other current assets	79.2	78.1
Total current assets	4,280.6	1,722.6
Property, plant and equipment, net	484.7	489.3
Goodwill and acquired intangible assets, net	2,537.2	2,559.7
Prepaid pension asset	74.3	67.9
Other assets, net	241.6	245.3
Total assets	$7,618.4	$5,084.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$249.9	$229.1
Accrued liabilities	402.5	434.2
Current portion of long-term debt and other debt	—	97.6
Total current liabilities	652.4	760.9
Long-term debt, net of current portion	3,243.3	680.9
Other long-term liabilities	386.4	414.4
Total liabilities	4,282.1	1,856.2
Total stockholders’ equity	3,336.3	3,228.6
Total liabilities and stockholders’ equity	$7,618.4	$5,084.8

TELEDYNE TECHNOLOGIES INCORPORATED
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
FOR THE THREE MONTHS ENDED APRIL 4, 2021 AND MARCH 29, 2020
(Unaudited - in millions, except per share amounts)

	First Quarter 2021			First Quarter 2020
	Income before income taxes	Net income	Diluted earnings per common share	Income before income taxes	Net income	Diluted earnings per common share
As reported - GAAP	$101.3	$84.7	$2.23	$101.0	$82.2	$2.17
Adjusted for specified items: (a)
Transaction costs	5.9	4.6	0.12	—	—	—
Debt issue costs and interest expense	33.1	25.6	0.67	—	—	—
As adjusted - Non-GAAP	$140.3	$114.9	$3.02	$101.0	$82.2	$2.17

	First Quarter 2021		First Quarter 2020
	Operating income	Operating margin	Operating income	Operating margin
As reported - GAAP	$135.2	16.8%	$104.0	13.3%
Adjusted for specified items: (a)
Transaction costs	5.9		—
As adjusted - Non-GAAP	$141.1	17.5%	$104.0	13.3%

	April 4, 2021	January 3, 2021
Current portion of long-term debt and other debt - GAAP	$—	$97.6
Long-term debt - GAAP	3,243.3	680.9
Total debt - Non-GAAP (a)	3,243.3	778.5
Less cash and cash equivalents - GAAP	(3,234.2)	(673.1)
Net debt - Non-GAAP (a)	$9.1	$105.4
(a) See description below for an explanation of non-GAAP financial measures. Adjusted net income is calculated using the company’s overall estimated effective tax rate, excluding discrete income tax items.

Explanation of Non-GAAP Financial Measures
We report our financial results in accordance with GAAP. However, management believes that, in order to more fully understand our short-term and long-term financial and operational trends, investors may wish to consider the impact of certain items resulting from our pending acquisition of FLIR which have an infrequent or non-recurring impact on operations. Accordingly, we present non-GAAP financial measures as a supplement to the financial measures we present in accordance with GAAP. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by adjusting for certain expenses and other items. Management believes these non-GAAP financial measures provide additional means of evaluating period-over-period operating performance. In addition, management understands that some investors and financial analysts find this information helpful in analyzing our financial and operational performance and comparing this performance to our peers and competitors. The company’s 2021 diluted earnings per common share guidance is also presented on a non-GAAP basis.

We use the term “adjusted operating income” to refer to GAAP operating income excluding transaction costs related to the pending FLIR acquisition such as advisory, legal and other consulting fees, filing fees and other costs. We use the related term, “adjusted operating margin” to refer to adjusted operating income as a percentage of net sales.
We use the term “adjusted net income” to refer to GAAP net income excluding costs related to the pending FLIR acquisition. These costs include transaction costs such as advisory, legal and other consulting fees, filing fees and interest and debt expense on debt related to the acquisition and other costs. We use the term “adjusted diluted earnings per common share” to refer to GAAP diluted earnings per common share excluding costs related to the pending FLIR acquisition transaction costs such as advisory, legal and other consulting fees, filing fees and interest and debt expense on debt related to the acquisition and other costs. We also adjust for any tax impact related to the above items.
We use the term, “total debt”, a non-GAAP measure, to refer to the sum of GAAP current portion of long-term debt and other debt and GAAP long-term debt. We use the term “net debt” to refer to the difference between total debt less GAAP cash and cash equivalents. The company believes that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company’s liquidity.
Management excludes the effect of each of the items identified below to arrive at the applicable non-GAAP financial measure referenced in the previous table for the reasons set forth below with respect to that item:
• Transaction costs - In connection with the pending FLIR acquisition, we incurred $5.9 million in advisory, legal and other consulting fees, filing fees and other costs, which are part of selling, general and administrative expenses. We exclude these expenses to arrive at our non-GAAP measures because we believe they do not reflect the performance of our ongoing operations.
• Debt issue costs and interest expense - In connection with the pending FLIR acquisition, Teledyne completed various financing activities and incurred related interest expense totaling $33.1 million. These activities included bridge loans fees, debt extinguishment expense and interest expense on the $3.0 billion bonds issued on March 22, 2021. We exclude the interest and debt expense associated with the pending FLIR acquisition to arrive at our non-GAAP measures because we believe it does not reflect the performance of our ongoing operations.
The non-GAAP financial measures described above are not meant to be considered superior to, or a substitute for, our financial statements prepared in accordance with GAAP. There are material limitations associated with non- GAAP financial measures because they exclude charges that have an effect on our reported results and, therefore, should not be relied upon as the sole financial measures by which to evaluate our financial results. Management compensates and believes that investors should compensate for these limitations by viewing the non-GAAP financial measures in conjunction with the GAAP financial measures. In addition, the non-GAAP financial measures included in this earnings announcement may be different from, and therefore may not be comparable to, similar measures used by other companies. The non-GAAP financial measures listed above are also used by our management to evaluate our operating performance, and benchmark our results against our historical performance and the performance of our peers.